An Articially Intelligent Equity Index with IBM Watson™ ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-223208 July 2, 2020

1 An Articially Intelligent Equity Index The AI Powered US Equity Indexes are the rst and only rules-based equity strategies to use IBM Watson to turn data into investment insight. By working around the clock to keep up with the increasing volume of data created every day, the AI Powered US Equity Index 6 (“AiPEX6”) uses the power of Articial Intelligence (“AI”) to continually improve processes, in an effort to build an informational advantage as markets evolve and as new information becomes available. AiPEX6 seeks to identify companies whose stock prices are poised for potential growth through an objective selection process that is like a fundamental approach, only thousands of times faster and broader in scope.

AI Powered US Equity Index 6 2 S 7/23 The Future of Investing For investors seeking to grow their wealth by investing in equities, the birth of Big Data represents an unprecedented opportunity. Each new piece of data represents a new possible insight on a company or the markets that can lead to better investment decisions. However, the sheer amount of data now available to investors is staggering, and the gap etween what is available and what hum lyze is wide and will only ontinue to grow. By some measures, 90% s today eated in just the past two years, and data this data is non-traditional; newer data such as satellite imagery, and website traffic patterns must be analyzed and organized to be useful.* Recent advances in machine learning and cloud computing analyze and continuously learn from the vast amount of data being generated each day.* uccessful inv the with the growing amount of data SUB SUB eing generated each day. * Please see the IBM website for more information. Information contained in IBM’s website is not incorporated by reference in, and should not be considered as part of, this brochure. b c h c as been cr ontinues to explode at an exponential pace.* Much of social media posts, o future must keep up S e nable AI sy estment stra stems t tegies of b SUB ans can tak e in and ana of the dat a that exist

3 AI Powered Equity Investing The AI professionals at EquBot developed AiPEX6 to not only keep up, but also to thrive in an increasingly complex world of data by using AI techniques including Natural Language Processing and Machine Learning. AiPEX6 is a new kind of equity strategy utilizing IBM Watson’s Articial Intelligence. Watson enables AiPEX6 to understand the equity markets and to read and analyze millions of traditional (e.g. nancial statements) and non-traditional (e.g. news articles) data sources each day. With Watson, AiPEX6 is able to build intuition, experience, and to continuously learn as headlines break and new information becomes available. Applying what it has learned, AiPEX6 objectively evaluates and scores each of the 1,000 largest U.S. publicly traded companies in order to nd those whose stock prices are poised for growth and rebalances its portfolio monthly by following a 3-step equity selection process. AiPEX6 can identify and quantify relationships that are not readily apparent to humans. Rather than one analyst’s opinion, AiPEX6 selects stocks based on the insights uncovered by an entire army of simulated research analysts and traders who are in complete coordination, allowing for information learned by one to be instantly known by all.

to portfolio. diversification and market fundamentals and key gures. AI Powered US Equity Index 6 4 AiPEX6 3-Step Monthly Equity Selection Process: 1. Score 2. Select 3. Diversify Scores for the 1,000 largest Approximately 250 companies Companies are assigned U.S. companies are calculated with the highest combined portfolio weights, with the based on: Financial Health, Management, largest weights going to the • Financial Health Score: and News and Information companies with the highest evaluates a company’sScores are selected for the combined scores (subject • Management Score: liquidity limits). assesses a company’s management strength and thought leadership. • News & Information Score: measures a company’s market sentiment, economic, and geopolitical risks. For more information on the index methodology, please see the AiPEX6 Index Guideline and the AI Powered US Equity Base Index Guideline published by Solactive AG. Information contained in these Index Guidelines or otherwise available from Solactive is not incorporated by reference in, and should not be considered a part of, this brochure.

5 Daily Risk Control Helps Provide Smoother Returns AiPEX6 reacts daily to changing market conditions, as rapid movement in the market, or volatility, can create greater potential risk. AiPEX6 reduces the impact of short-term volatility in the equity markets through daily re-allocations between the equities selected by the AI algorithms and a cash component. AiPEX6 seeks a 6% daily volatility target. If the volatility falls below the target, the allocation to selected equities is increased up to a maximum of 150%. If the volatility is greater than the target, allocations to the selected equities may be reduced. Allocations below 100% to selected companies will be reallocated to a cash component. For more information on the index methodology, please see the AiPEX6 Index Guideline and the AI Powered US Equity Base Index Guideline published by Solactive AG. Information contained in these Index Guidelines or otherwise available from Solactive is not incorporated by reference in, and should not be considered a part of, this brochure.

AI Powered US Equity Index 6 6 Performance: Historical & Simulated The AI Powered US Equity Index 6 would have provided growth through a variety of market environments due in part to a monthly equity selection process intended to adapt to market changes and mitigate potential risks. While real-time calculations began on November 19, 2019, the graph below illustrates how AiPEX6 would have provided long-term positive returns with low volatility. 2,000 AI Powered US Equity Index 6 (ER) AiPEX6 S&P 500 Daily Risk Control 5% (ER) SPXT5UE AiPEX6 1,500 SPXT5UE 1,000 500 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 AiPEX6 SPXT5UE 5.77% compound annual return 4.04% compound annual return Key Statistics and Characteristics Bloomberg Ticker AiPEX6 AI Powered US Equity Index 6 (ER) S&P 500 Daily Risk Control 5% Index (ER) Index returns as of 3/31/2019 Asset Class Equity Geographical Focus United States 1 Y 0.12% 0.89% Launch Date 11/19/2019 3 Y 9.86% 11.62% Type of Return Excess Return 5 Y 23.21% 19.12% Index Sponsor EquBot, Inc. 10 Y 75.03% 48.61% Calculation Agent Solactive AG 10 Y Volatility 5.82% 5.03% Index Fee1 0.85% per year 1 AiPEX6 Index values shown here, and as calculated and published by Solactive AG, are a net of the 0.85% p.a. Index Fee. The graph and table above sets forth the hypothetical back-tested performance of the Index from June 1, 2010 through November 19, 2019 and actual index performance thereafter through June 30, 2020. See the risk factors and “Use of Simulated Returns” herein.

7 Growin Presence of Arti ial Intelligence The AiPEX indexeare the rst of their kind, but likely not the rst time investor have encountered AI. Technology simila to that which AiP X6 uses to gain mark t insights is already helping to improve our daily lives, even if we don’t realize it. AI is helping the Mayo Clinic improve their breast cancer screening results and match patients with clinical trials.* AI is helping our armed forces and law enforcement professionals identify persons of interest with facial recognition.* AI is helping power the billions of online searches h y day, and has with software d the communication h as text message auto completion.* * Please see IBM’s Website for more details.

AI Powered US Equity Index 6 8 Index laborators IBM Watson is IBM’s suite of Articial Intelligence ations and APIs. IBM Watson represents a new era in computing, systems understand the world the lear co kno ay humans do: through intuition, ing, and experience. IBM Watson ously learns, gaining value and ledge from interactions over time. EquBot Inc. (“EquBot”), a San Francisco based sset manager, is a and developed nities that AI can rector of Engineering member of the IBM Global Entrepreneur AiPEX6 o provide investors access to the opport uncover EquBot was co-founded by the former at Intel, was the rst manager to develop an AI based ETF, and currently mana several funds and separate accounts for institutional investors. HSBC i one of the world’s largest banking and nancial services companies, an award winning provider of US St tured Products, and is t e exclusive licensor of the AiPEX suite of indexes.

9 Key Termsand Denitions Articial Intelligence enables computers to do things normally requiring human intelligence, such as visual perception, speech recognition, interpretation of language, and decision-making Natural Language Processing is a branch of articial intelligence that reads, deciphers, understands, and makes sense of human languages Machine Learning is a subset of articial intelligence that gives computers the ability to learn without being explicitly programmed in order to identify patterns and make successful predictions Volatility is the range of price change a security experiences over a given period of time. If the price remains relatively stable, the security has low volatility and if the price moves erratically, the security has high volatility For more information on the AI Powered US Equity Index 6 (AiPEX6): Go to: aipex6.gbm.hsbc.com

AI Powered US Equity Index 6 10 Risks Associated with the AI Powered US Equity Index 6 (“AiPEX6”) The strategy tracked by AiPEX6 and the Base Index and the views implicit in AiPEX6 and the Base Index are not guaranteed to succeed. LIBOR reform may adversely affect the level of AiPEX6. A discontinuance of LIBOR or a change in its method of calculation could have a material adverse effect on the level of AiPEX6. The strategies tracked by AiPEX6 and its underlying index, the AI Powered US Equity Base Index (the “Base Index”), are not guaranteed to be successful. It is impossible to predict whether and the extent to which AiPEX6, the Base Index or the underlying constituents of the Base Index will yield positive or negative results. AiPEX6 adjusts its exposure to the Base Index based on historical economic relationships which may not hold true in the future. You should seek your own advice as necessary to assess AiPEX6, the Base Index and their respective strategies. The Base Index selects and weights its underlying constituents based on AI models; the strategies and views implicit in such models and in the Base Index are not guaranteed to succeed. The strategy of the AI models, and therefore the Base Index, is not guaranteed to be successful. It is impossible to predict whether and the extent to which any underlying constituents of the Base Index will yield positive or negative results. AiPEX6 and the Base Index were recently launched and have limited operating history. The method by which the Base Index reweights the underlying constituents and the reallocation period may negatively affect the level of the Base Index. AiPEX6 was launched on November 19, 2019 and therefore has limited historical performance. The Base Index has also recently launched and has similarly limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of AiPEX6, which may make it more difficult for you to evaluate the historical performance of AiPEX6 and make an informed investment decision than would be the case if AiPEX6 and the Base Index had a longer trading history. The underlying constituents are reviewed and the Base Index is rebalanced monthly. At the end of each month, the AI models are used to recalculate the AI scores for each eligible constituent, and these scores are used by the index sponsor to select and weight the underlying constituents, subject to pre-determined constraints. The weight of each underlying constituent selected from the eligible constituents is subject to a cap (equal to 7.50% unless a lower cap is applicable based on the liquidity of such underlying) and any excess weight is allocated to the iShares® 1-3 Year Treasury Bond ETF (“the ETF Constituent”). The allocation rules, including the cap, will be followed even where they limit the Base Index’s exposure to positively performing underlying constituents or increase the Base Index’s exposure to negatively performing underlying constituents, and may result in lower returns on the Base Index. Hypothetical back-tested performance prior to the launch of AiPEX6 and the Base Index provided in this document refers to simulated performance data created by applying AiPEX6’s and the Base Index’s calculation methodologies to historical prices of the equities that comprise the Base Index and LIBOR levels. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards equities that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results. The Base Index is exposed to equity risk, including from mid-capitalization companies. The hypothetical back-tested performance of AiPEX6 prior to November 19, 2019 cannot fully reect the actual results that would have occurred had AiPEX6 actually been calculated during that period, and should not be relied upon as an indication of AiPEX6’s future performance. A longer history of actual performance could be helpful in providing more reliable information on which to assess AiPEX6. The Base Index is linked to the performance of the underlying constituents, which include U.S. large-capitalization and mid-capitalization stocks. The level of the Base Index can rise or fall sharply due to factors specic to the underlying constituents, such as stock price volatility, earnings and nancial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. AiPEX6 may not approximate the Target Volatility. No assurance can be given that AiPEX6 will maintain a realized volatility that approximates the Target Volatility, and the actual realized volatility of AiPEX6 may be greater or less than the Target Volatility. AiPEX6 seeks to maintain a realized volatility approximately equal to the Target Volatility of 6% by rebalancing its exposures to the Base Index on each day based on two measures of realized volatility. However, there is no guarantee that trends exhibited by any such measures will continue in the future. Changes in U.S. Treasury rates and the perceived creditworthiness of the United States may affect the level of the Base Index. Because the value of the Base Index is linked, in part, to the ETF Constituent which tracks the value of U.S. Treasury bonds, changes in U.S. Treasury rates may affect the level of the Base Index. The volatility-targeting feature may cause AiPEX6 to perform poorly during certain market conditions. AiPEX6 and the Base Index are purely notional. The exposures to the underlying constituents are purely notional and will exist solely in the records maintained by or on behalf of Solactive AG. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that are referenced by AiPEX6 or the Base Index. AiPEX6 allocates exposure to the Base Index based on two measures of realized volatility. Realized volatility is not the same as implied volatility, which is an estimation of future volatility, and may better reect market volatility expectation. Because exposure is adjusted based on historic levels and trends, AiPEX6 may not meaningfully reduce its exposure to the Base Index until a down-turn has already occurred, and by the time reduced exposure does take effect, the recovery may have already begun. Solactive AG administers, calculates and publishes AiPEX6 and the Base Index. AiPEX6 varies its exposure to the Base Index. As a result, exposure to the Base Index may be limited and the performance of AiPEX6 may be adversely affected. Solactive AG has the authority to determine whether certain events affecting AiPEX6 or the Base Index have occurred including, but not limited to, events affecting the reference rate or the underlying equity constituents of the Base Index. AiPEX6, on each day on which it is calculated, adjusts its exposure to the Base Index in an attempt to maintain a historical volatility approximately equal to the Target Volatility. If the exposure to the Base Index is less than 100%, AiPEX6 will include an uninvested position that does not earn interest or any other return. AiPEX6 may include an uninvested position even when the Base Index is performing favorably. As a result, AiPEX6 may underperform a similar index that does not include an uninvested position. Potential investors in any nancial instrument of which AiPEX6 or the Base Index is an underlying need to be aware that any determination or calculation made by Solactive may affect the level of AiPEX6 or the Base Index, as applicable, and, as appropriate, the performance of any instruments linked to the performance of AiPEX6 or the Base Index. Solactive AG has no obligation to consider the interest of investors in any such instruments when making any determination or calculation. Such discretion in the decisions taken by Solactive AG (in the absence of manifest or proven error) are binding on all investors and holders of such instruments. The performance of AiPEX6 will be reduced by the performance of the reference rate and the embedded fees. AiPEX6 is an excess return index. The return of AiPEX6 is determined by reference to the performance of the Base Index (as adjusted based on the applicable exposure) in excess of the level of a reference rate, the USD 3-month LIBOR rate. The level of AiPEX6 also reects an embedded index fee of 0.85% per annum. The level of the reference rate and the embedded fees will offset, in whole or in part, any positive performance and increase any negative performance of the Base Index. As a result, any return on AiPEX6 may be reduced or eliminated. When AiPEX6 is uninvested (i.e. the exposure to the Base Index is less than 100%), the negative effect of the embedded fees will be magnied, and the return on AiPEX6 may be negative even while the level of the Base Index increases. The level of the Base Index, and therefore AiPEX6, may be determined by reference to the SPDR® S&P 500® ETF (“SPY”) if the AI models become unavailable. In the event that EquBot Inc., the provider of the AI models, no longer provides the applicable AI scores with respect to the eligible constituents, the shares of SPY will be selected as the sole underlying constituent of the Base Index with a weight of 100%. In such an event, the value of the Base Index, and therefore AiPEX6, will be determined by reference to SPY.

Disclosure HSBC USA Inc. and HSBC Bank USA, N.A. (together, “HSBC”), are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. These activities may be in conict with the interests of investors of debt obligations or certicates of deposit issued by members of the HSBC Group. Solactive AG Solactive AG is the administrator and calculation agent of the Index. The nancial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive AG in any way and Solactive AG makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the nancial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive AG does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Solactive AG reserves the right to change the methods of calculation or publication and Solactive AG shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive AG shall not be liable for any damages, including, without limitation, any loss of prots or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index. The Index may be partially uninvested. The strategy tracks the excess return of a notional dynamic basket of equities and cash over the ICE LIBOR USD 3 Month interest rate. The weight of a Cash Investment (if any) for a Monthly Reference Portfolio at any given time represents the portion of the Monthly Reference Portfolio that is uninvested in the applicable equity basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at the ICE LIBOR USD 3 Month interest rate, will not affect the level of the Index. The Index will reect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash Investment, it may not reect the full increase of any relevant equity component. Under certain circumstances, the Index may be 100% allocated to the Cash Investment. Use of Simulated Returns The Index was launched on November 19, 2019 and therefore has limited historical performance. The Base Index has also recently launched and has similarly limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index and the Base Index had a longer trading history. Important Disclaimer Information This brochure is for informational purposes only and intended to provide a general overview of the Index and does not provide the terms of any specic issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Prior to any decision to invest in a specic structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information. Hypothetical back-tested performance prior to the launch of the Index and the Base Index provided in this brochure refers to simulated performance data created by applying the Index and the Base Index’s calculation methodologies to historical prices of the underlying constituents and the reference rate. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results. Investing in nancial instruments linked to the Index is not equivalent to a direct investment in any part of the Index . Investments linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This brochure contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data’s accuracy or completeness and we are not obligated to update any market data presented in this brochure. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this brochure or in options, futures or other derivatives based thereon. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specic HSBC issuer prior to making any investment in its debt obligations or certicates of deposit. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank USA, N.A. The hypothetical back-tested performance of the Index prior to November 19, 2019 cannot fully reect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index’s future performance. Because of the lack of actual historical performance data, your investment in any structured investment linked to the Index may involve a greater risk than investing in a security or other instrument linked to one or more indices with an established record of performance. HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC. © 2020 HSBC USA Inc. All rights reserved. HSBC USA Inc. has led a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has led with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049. All Sources: Solactive, EquBot, HSBC, Bloomberg, from 5/31/2010 to 6/30/2020